                    U.S. SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                                  FORM 12b-25

                                             Commission File Number 1-542

                          NOTIFICATION OF LATE FILING

(Check one): [X] Form 10-K and Form 10-KSB [ ] Form 20-F [ ] Form 11-k [ ] Form 10-Q and Form 10-QSB [ ] Form N-SAR

For Period Ended:  December 31, 1995

[  ] Transition Report on Form 10-K     [  ] Transition Report on Form 10-Q
[  ] Transition Report on Form 20-F     [  ] Transition Report on Form N-SAR
[  ] Transition Report on Form 11-K
For the Transition Period Ended:  _________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                        Part I - Registrant Information

                                Grossman's Inc.
- ------------------------------------------------------------------------------
                           (Full name of registrant)

                   45 Dan Road, Canton, Massachusetts 02021
- ------------------------------------------------------------------------------
                    (Address of principal executive office)


                      Part II - Rules 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be competed. (Check box if applicable)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

[X] (b) The subject annual report, semi-annual report, transition report on Form 1-K, 20-F, 11-K or From N-SAR, or portion thereof will be filed on or before 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule
    12b-25(c) has been attached if applicable.

                             Part III - Narrative

On March 28, 1996, the Company announced plans for a major restructuring and refinancing of its business (the related press release and year end earnings release are attached). Firm agreements have been reached for each significant component of the restructuring and refinancing; however, the several agreements related to these events and other documentation are still being reviewed and finalized.

The Company's financial statements and other portions of its Form 10-K are in the process of being revised to include the effects of these actions and the provisions of these agreements. In addition, the Company's auditors are in the process of considering this documentation and the related financial statement disclosures in connection with the issuance of their opinion.

Accordingly, the Company is unable to file its Form 10-K by its due date without unreasonable effort or expense.

The Company is confident that the necessary documentation will be available and that the related disclosures and auditor review will be completed in the immediate future, but in no event later than April 16, 1996.


                          Part IV - Other Information

(1) Name and telephone number of person to contact in regard to this notification

Steven L. Shapiro                     617                830-4020
- ------------------------------------------------------------------------------
(Name)                             (Area Code)       (Telephone number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                [X] Yes     [ ] No

(3) It is anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                [ ] Yes     [X] No


                                Grossman's Inc.
- ------------------------------------------------------------------------------
                 (Name of registrant as specified in charter)


Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date _____________________ By _____________________________________

FOR IMMEDIATE RELEASE          CONTACT:  Steven L. Shapiro
                                         Vice President - Controller
                                         (617) 830-4020



                GROSSMAN'S INC. ANNOUNCES RESTRUCTURING
                        AND REFINANCING PLAN
                ---------------------------------------


CANTON, MA (March 28, 1996) Sydney L. Katz, President and Chief Executive Officer of Grossman's Inc. (NASDAQ-GROS) today announced a major restructuring and refinancing plan, under which the Company's Grossman's Stores Division will be closed with the improved liquidity used to continue expansion of Contractors' Warehouse and Mr. 2nd's Bargain Outlet.

Under the program, the Company's 60 Grossman's stores, located in eight Northeastern states, will be closed and inventories liquidated over an estimated ten week period. Concurrent with the store closings, administrative support functions in the Company's home office in Canton, Massachusetts will be reduced. Simultaneously, expansion of Contractors' Warehouse and Mr. 2nd's Bargain Outlet stores will continue, with the 16th Contractors' Warehouse store, located in Lexington, Kentucky, scheduled to open in May 1996 and a Cleveland, Ohio store planned for Fall 1996. Additional sites are being explored for Contractors' Warehouse stores. The Mr. 2nd's Bargain Outlet Division, which opened three stores in Massachusetts this month, is expected to open four or more stores this summer, some of which will be conversions from Grossman's stores being closed.

These actions have enabled Grossman's to obtain a committment for a $33 million secured mortgage loan, $4 million of which is convertible at the option of the lender into common stock. Repayment of the loan will be financed by the sale of 55 owned properties in the Northeast, including 40 of the stores being closed. The Company also announced it has reached an agreement in principle with the holders of the Company's 14% Debentures, curing the current default. Cash payments of approximately $12 million will be made and notes will be issued for the balance owed, half of which are also convertible at the option of the lender into common stock. Further, the Company's $15.8 million note receivable from Kmart Corporation, which was due in two installments in 1997, has been sold for $13 million, its approximate discounted book value.




                                    -more-

Mr. Katz said, "The decision to close the Grossman's stores was extremely difficult, given the Company's history of service to customers and the many dedicated associates affected by this decision. The extremely competitive business environment, however, along with the division's inability to provide acceptable financial returns, forced us to take decisive action to position the Company for future growth for the benefit of all its shareholders. Obtaining financing during the period in which we will be divesting of non-strategic real estate will create the liquidity necessary for us to once again grow our business.

He added, "We are committed to pay in full, and in a timely manner, all outstanding and future obligations to our vendors. We thank all our vendors for their cooperation and support and, as we reposition and grow, we look forward to strong and mutually beneficial relationships with suppliers to our Contractors' Warehouse and Mr. 2nd's Bargain Outlet stores."

The Company expects to reflect a restructuring charge, estimated to be approximately $40 million, in the current financial quarter which ends March 31, 1996. The Company also expects a significant improvement in liquidity following completion of all financing transactions. Financial statements for the year ended 1995, containing details of the financing arrangements, will be filed with the Securities and Exchange Commission and available for public distribution on April 1, 1996.

Upon completion of the store closings, the Company's total workforce will have been reduced from approximately 3,400 to approximately 1,800 employees.

Grossman's operates 15 Contractors' Warehouse stores in California, Nevada, Indiana and Ohio and 24 Mr. 2nd's Bargain Outlet stores in Massachusetts, Rhode Island and New York State.







                                      ###

FOR IMMEDIATE RELEASE       CONTACT:  Steven L. Shapiro
                                      Vice President - Controller
                                      (617) 830-4020

          GROSSMAN'S INC. RELEASES YEAR END RESULTS
                        AND BALANCE SHEETS
          -----------------------------------------

CANTON, MA (April 1, 1996) - Grossman's Inc. (NASDAQ-GROS) today announced results for the quarter and year ended
December 31, 1995. The Company reported a loss of $198 thousand, or 1 cent per share, for the year on sales of $670 million, as compared with a loss of $1.9 million, or 7 cents per share, for the year ended December 31, 1994. For the fourth quarter of 1995, the Company reported a loss of $5.9 million, or 23 cents per share, versus a loss of $1.0 million, or 4 cents per share, for the same quarter a year ago.

The 1995 results include a pre-tax gain on the sale of the Company's former headquarters site of $18.1 million and a provision for the closing of 11 Eastern Division stores of $4.5 million. The 1994 results include a provision of $6.5 million for the closing of 18 Eastern Division stores.

Last week the Company announced a major restructuring and refinancing plan. The remaining 60 Grossman's stores in eight Northeastern states are being closed and inventories are being liquidated over an estimated eight to ten week period. Expansion of the Company's Contractors' Warehouse Division in the West and Midwest and the Mr. 2nd's Bargain Outlet Division in the East will continue in 1996 and future years. The Company indicated that it plans to convert a limited number of the former leased Grossman's stores into Mr. 2nd's Bargain Outlet stores during 1996.

The actions enabled the Company to obtain a commitment for a mortgage loan to be repaid from the proceeds from the sale of 55 owned properties in the Northeast, including 40 of the stores being closed. The Company also announced that it had reached an agreement with the holders of the Company's 14% Debentures, curing a January default. Lastly, the Company stated that it had sold a $15.8 million note receivable from Kmart Corporation for $13 million, its approximate book value. The Company expects to reflect a restructuring charge of approximately $40 million in the first quarter of 1996.

Grossman's operates 39 stores in four Northeastern states, California, Indiana, Nevada and Ohio under the names Contractors' Warehouse and Mr. 2nd's Bargain Outlet.


                              -more-


                       Grossman's Inc.
            Consolidated Statements of Operations
            (in thousands, except per share data)
                         (Unaudited)

                     Three Months Ended      Year Ended
                        December 31,        December 31,
                     ------------------  ------------------
                       1995      1994      1995      1994
                       ----      ----      ----      ----
SALES                $155,161  $177,824  $669,899  $759,156
COST OF SALES         118,407   134,401   510,220   572,095
                     --------  --------  --------  --------
  Gross Profit         36,754    43,423   159,679   187,061

OPERATING EXPENSES
  Selling and
   administrative      40,078    39,614   156,995   164,495
  Depreciation and
   amortization         2,571     3,041    11,221    12,625
  Store closing            -         -      4,500     6,500
  Preopening expense      262       643       724     1,378
                     --------- --------- --------- ---------
                       42,911    43,248   173,440   184,998
                     --------- --------- --------- ---------
OPERATING INCOME
 (LOSS)                (6,157)      125   (13,761)    2,063
OTHER EXPENSES
 (INCOME)
  Interest expense      1,773     1,755     8,211     7,376
  Net gain on disposals
   of property            (32)      (11)  (18,345)     (364)
  Other                (1,545)     (719)   (4,095)   (3,322)
                     --------- --------- --------- ---------
                          196     1,025   (14,229)    3,690
EQUITY IN NET LOSS
 OF UNCONSOLIDATED
 AFFILIATE                183       252       666       490
                     --------- --------- --------- ---------
(LOSS) BEFORE INCOME
 TAXES                 (6,536)   (1,152)     (198)   (2,117)
(CREDIT) FOR INCOME
 TAXES                   (634)     (115)       -       (212)
                     --------- --------- --------- ---------
NET INCOME (LOSS)    $ (5,902) $ (1,037) $   (198) $ (1,905)
                     ========= ========= ========= =========
NET INCOME (LOSS)
 PER COMMON SHARE
  (Primary and Fully
   Diluted)          $  (0.23) $  (0.04) $  (0.01) $  (0.07)
                     ========= ========= ========= =========
WEIGHTED AVERAGE
 SHARES AND
 EQUIVALENT SHARES
 OUTSTANDING
   (Primary and
    Fully Diluted)     26,028    25,762    25,946    25,752
                     ========= ========= ========= =========


                                 -more-

                       Grossman's Inc.
                 Consolidated Balance Sheets
                       (in thousands)
                        (Unaudited)

                                December 31,    December 31,
                                    1995            1994
                                ------------    ------------
ASSETS

CURRENT ASSETS
Cash and cash equivalents        $  2,536         $  3,034
Receivables, net                   23,940           19,449
Inventories                       102,009          116,602
Note receivable, net               13,000               -
Other current assets                6,512            9,048
                                 --------         --------

  Total current assets            147,997          148,133

PROPERTY, PLANT AND
 EQUIPMENT, NET                    94,256          114,897
OTHER ASSETS                        1,276            3,590
                                 --------         --------

   TOTAL ASSETS                  $243,529         $266,620
                                 ========         ========


LIABILITIES AND STOCKHOLDERS'
INVESTMENT

CURRENT LIABILITIES
Accounts payable and
 accrued liabilities             $ 91,308         $ 89,816
Accrued interest                    1,403            1,555
Current portion of
 long-term debt and
 capital lease obligations         20,445           13,278
                                 --------         --------

  Total current liabilities       113,156          104,649

REVOLVING TERM NOTE
 PAYABLE                           32,844           29,888
LONG-TERM DEBT AND CAPITAL
 LEASE OBLIGATIONS                  5,668           30,039
PENSION LIABILITY                   8,270            4,348
OTHER LIABILITIES                   9,796           17,051
                                 --------         --------

  Total Liabilities               169,734          185,975

STOCKHOLDERS' INVESTMENT           73,795           80,645
                                 --------         --------
TOTAL LIABILITIES AND
 STOCKHOLDERS' INVESTMENT        $243,529         $266,620
                                 ========         ========


                            ###